LUSE GORMAN, PC

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www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2009	mlevy@luselaw.com

June 9, 2023

Madeleine Mateo

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SR Bancorp, Inc.

Registration Statement on Form S-1 filed March 13, 2023

File No. 333-270489

Dear Ms. Mateo:

On behalf of SR Bancorp, Inc. (“SR Bancorp”), we are hereby transmitting SR Bancorp’s amended Registration Statement on Form S-1 and responses to the Staff’s comments set forth in your letter dated April 10, 2023 on SR Bancorp’s Registration Statement on Form S-1 filed on March 13, 2023. The amended Registration Statement on Form S-1 has been blacklined to reflect changes from SR Bancorp’s March 13, 2023 filing.

General

1.    In light of recent market events and activities within the banking sector, please revise your disclosures in the Business, Risk Factors, Management’s Discussion and Analysis and Quantitative and Qualitative Disclosures about Market Risk sections, where appropriate, to address any material impact these events and activities have had on both Somerset Savings Bank, SLA’s and Regal Bancorp, Inc.’s financial condition, operations, customer base, liquidity, capital position and risk profile. For example, consider the need to further expand your discussion of Somerset Savings Bank, SLA’s and Regal Bancorp, Inc.’s interest rate risk and asset/liability management policies and discuss any changes management has undertaken in response to the recent events. If available, consider supplementing your qualitative disclosure with additional quantitative details in order for an investor to understand changes to Somerset Savings Bank, SLA’s and Regal Bancorp, Inc.’s liquidity position, activities, trends and market driven impacts as of a more recent date.

LUSE GORMAN, PC

Madeleine Mateo

Division of Corporation Finance

Office of Finance

June 9, 2023

Response: The requested disclosure has been added to two new sections of the Prospectus: “Recent Developments: Somerset Savings Bank, SLA” and “Recent Developments: Regal Bancorp, Inc.”

How We Intend to Use the Proceeds from the Stock Offering, page 38

2.    We note the disclosure that SR Bancorp may use the proceeds it retains from the offering for various purposes, such as to fund the proposed merger. Please approximate the amount intended for each listed purpose. Refer to Item 504 of Regulation S-K. If material amounts of other funds are necessary to accomplish the purposes for which the proceeds are to be obtained, state the amounts of other funds needed for each such specified purpose and the sources of such funds.

Response: The disclosure has been revised to state that SR Bancorp will use the proceeds to assist in funding the proposed merger with Regal Bancorp, Inc.

Continuing to leverage technology to maintain efficient operations and enhance customer service, page 74

3.    We note your disclosure that you have plans to add, among other services, tokenization. Please explain what you mean by tokenization and describe the services you plan to add that relate to tokenization. Please explain to us the steps you have already taken to add tokenization and where you are in the process in terms of being able to provide such services.

Response: The requested disclosure has been added to the section: “Business Strategy—Continuing to leverage technology to maintain efficient operations and enhance customer service.”

The Proposed Merger With Regal Bancorp, page 134

4.    We note your response to comment 9 and re-issue. Please discuss material aspects of the background of the transaction, including who initiated discussions, whether the registrant considered other targets and, if so, a summary of the discussions, why the registrant chose this target, whether the registrant considered other transaction structures and, if so, why the registrant chose to proceed with a merger, or tell us why this information is not material to investors.

Response: The requested disclosure has been added in a new section of the Prospectus: “The Proposed Merger with Regal Bancorp—Background of the Merger.”

LUSE GORMAN, PC

Madeleine Mateo

Division of Corporation Finance

Office of Finance

June 9, 2023

If you have any questions, please contact the undersigned.

Very truly yours,

Marc Levy

cc:	Shannon Davis, Securities and Exchange Commission

William Schroeder, Securities and Exchange Commission

Susan Block, Securities and Exchange Commission

Christopher Pribula, President and Chief Operating Officer, Somerset Savings Bank

John Gorman, Esq., Luse Gorman, PC